Exhibit 99.1

CyberArk Announces Second Quarter 2017 Results

Globalizes Sales Organization to Continue to Drive Growth

Newton, Mass. and Petach Tikvah, Israel – August 8, 2017 – CyberArk (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the second quarter ended June 30, 2017.

“While our results in the second quarter were primarily impacted by certain deals in EMEA that did not close by June 30, we continued to see strong demand for our solutions across on premises, cloud and hybrid environments,” said Udi Mokady, CyberArk Chairman and CEO.  “Our global leadership position in the market, strong demand for our solutions and recent organizational changes position us well to deliver long term growth and capitalize on the tremendous opportunity for privileged account security.”

Financial Highlights for the Second Quarter Ended June 30, 2017

Revenue:

•	Total revenue was $57.5 million, an increase from $50.4 million compared to the second quarter of 2016.
•	License revenue was $30.3 million, compared to $30.0 million in the second quarter of 2016.
•	Maintenance and Professional Services revenue was $27.2 million, compared to $20.4 million in the second quarter of 2016.

Operating Income:

•	GAAP operating income was $1.0 million for the quarter, compared to $8.5 million in the second quarter of 2016.
•	Non-GAAP operating income was $8.8 million for the quarter, compared to $13.6 million in the second quarter of 2016.

Net Income:

•	GAAP net income was $3.2 million, or $0.09 per diluted share, compared to GAAP net income of $6.4 million, or $0.18 per diluted share, in the second quarter of 2016.
•	Non-GAAP net income was $7.7 million, or $0.21 per diluted share, compared to $10.5 million, or $0.29 per diluted share, in the second quarter of 2016.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months and six months ended June 30, 2017 and 2016. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of June 30, 2017, CyberArk had $283.2 million in cash, cash equivalents, marketable securities and short-term deposits, which reflects the approximately $42 million in cash consideration for the acquisition of Conjur, Inc. in May 2017.  This compares to $295.5 million as of December 31, 2016.

•	During the first six months of 2017, the Company generated $29.7 million in cash flow from operations, compared to $21.4 million in the first six months of 2016.

Globalization of Sales Team

•
Announced today that Ron Zoran, the Company’s Vice President of Sales, Americas, has been named Chief Revenue Officer and will be responsible for executing the company’s worldwide sales strategy across sales, sales engineering, and channels to drive revenue growth in all geographies.

Business Outlook

Based on information available as of August 8, 2017, CyberArk is issuing guidance for the third quarter and full year 2017 as indicated below.

Third Quarter 2017:

•	Total revenue is expected to be in the range of $62.0 million to $63.0 million, which represents 13% to 15% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $8.2 million to $9.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.17 to $0.19 per diluted share. This assumes 36.4 million weighted average diluted shares.

Full Year 2017:

•	Total revenue is expected to be in the range of $253.0 million to $256.0 million, which represents 17% to 18% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $46.4 million to $48.4 million.
•	Non-GAAP net income per share is expected to be in the range of $1.02 to $1.06 per diluted share. This assumes 36.3 million weighted average diluted shares.

Conference Call Information

CyberArk will discuss the company’s second quarter financial results and its business outlook for the second quarter ended June 30, 2017, today, August 8, 2017 at 4:30 p.m. Eastern Time (ET).  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 44458128. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 44458128. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including more than 50 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blog, or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2017 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•
For the three and six months ended June 30, 2017 and June 30, 2016, non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
For the three and six months ended June 30, 2017, non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions. For the three and six months ended June 30, 2016, non-GAAP operating income is calculated as operating income excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
For the three and six months ended June 30, 2017 non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions and the tax effects related to the non-GAAP adjustment. For the three and six months ended June 30, 2016, non-GAAP net income is calculated as net income excluding share-based compensation expense, amortization of intangible assets related to acquisitions and the tax effects related to the non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017

Revenues:
License	$29,965	$30,318	$57,479	$63,270
Maintenance and professional services	20,415	27,162	39,812	53,245

Total revenues	50,380	57,480	97,291	116,515

Cost of revenues:
License	1,283	1,907	2,557	3,491
Maintenance and professional services	5,628	8,093	10,788	15,776

Total cost of revenues	6,911	10,000	13,345	19,267

Gross profit	43,469	47,480	83,946	97,248

Operating expenses:
Research and development	8,165	9,561	16,098	18,775
Sales and marketing	21,837	29,500	43,500	57,178
General and administrative	5,016	7,409	9,686	14,287

Total operating expenses	35,018	46,470	69,284	90,240

Operating income	8,451	1,010	14,662	7,008

Financial income (expenses), net	(94)	1,127	(27)	1,675

Income before taxes on income	8,357	2,137	14,635	8,683

Tax benefit (taxes on income)	(1,908)	1,109	(3,862)	2,099

Net income	$6,449	$3,246	$10,773	$10,782

Basic net income per ordinary share	$0.19	$0.09	$0.32	$0.31
Diluted net income per ordinary share	$0.18	$0.09	$0.30	$0.30

Shares used in computing net income per ordinary shares, basic	33,547,975	34,729,119	33,457,149	34,563,040
Shares used in computing net income per ordinary shares, diluted	35,787,574	36,194,471	35,740,107	36,147,712

 Share-based Compensation Expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017

Cost of revenues	$285	$504	$526	$957
Research and development	998	1,523	1,938	2,832
Sales and marketing	1,371	2,018	2,596	3,689
General and administrative	1,325	2,197	2,292	3,963

Total share-based compensation expense	$3,979	$6,242	$7,352	$11,441

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands (Unaudited)

	December 31,	June 30,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$172,957	$142,457
Short-term bank deposits	86,829	96,567
Marketable securities	15,246	21,804
Trade receivables	33,330	30,272
Prepaid expenses and other current assets	4,804	7,206

Total current assets	313,166	298,306

LONG-TERM ASSETS:
Property and equipment, net	4,760	5,266
Intangible assets, net	14,035	18,552
Goodwill	35,145	69,355
Marketable securities	20,443	22,376
Severance pay fund	3,332	3,703
Prepaid expenses and other long-term assets	1,761	1,866
Deferred tax asset	10,389	28,154

Total long-term assets	89,865	149,272

TOTAL ASSETS	$403,031	$447,578

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,699	$1,762
Employees and payroll accruals	18,470	16,929
Accrued expenses and other current liabilities	6,876	5,627
Deferred revenues	50,111	57,258

Total current liabilities	78,156	81,576

LONG-TERM LIABILITIES:
Deferred revenues	23,395	25,587
Other long-term liabilities	229	222
Accrued severance pay	5,035	5,497

Total long-term liabilities	28,659	31,306

TOTAL LIABILITIES	106,815	112,882

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	88	90
Additional paid-in capital	221,609	235,351
Accumulated other comprehensive income (loss)	(175)	595
Retained earnings	74,694	98,660

Total shareholders' equity	296,216	334,696

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$403,031	$447,578

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2016	2017

Cash flows from operating activities:
Net income	$10,773	$10,782
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	3,126	3,509
Amortization of premium on marketable securities	56	190
Share-based compensation expenses	7,352	11,441
Tax benefit related to share-based compensation	(411)	-
Deferred income taxes, net	(189)	(3,642)
Decrease (increase) in trade receivables	(394)	3,412
Increase in prepaid expenses and other current and long-term assets	(1,728)	(1,257)
Decrease in trade payables	(179)	(869)
Increase in short term and long term deferred revenues	8,427	9,339
Decrease in employees and payroll accruals	(2,161)	(1,953)
Decrease in accrued expenses and other current and long-term liabilities	(3,240)	(1,391)
Increase (decrease) in accrued severance pay, net	(23)	91

Net cash provided by operating activities	21,409	29,652

Cash flows from investing activities:
Investment in short and long term deposits	(42,149)	(9,938)
Investment in marketable securities	(34,650)	(17,760)
Proceeds from maturities of marketable securities	-	9,106
Purchase of property and equipment	(1,777)	(2,038)
Payments for business acquisitions, net of cash acquired	-	(41,448)

Net cash used in investing activities	(78,576)	(62,078)

Cash flows from financing activities:
Tax benefit related to share-based compensation	411	-
Proceeds from exercise of stock options	637	1,926

Net cash provided by financing activities	1,048	1,926

Decrease in cash and cash equivalents	(56,119)	(30,500)

Cash and cash equivalents at the beginning of the period	234,539	172,957

Cash and cash equivalents at the end of the period	$178,420	$142,457

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017

Gross profit	$43,469	$47,480	$83,946	$97,248
Plus:
Share-based compensation - Maintenance & professional services	285	504	526	957
Amortization of intangible assets - License	355	992	710	1,835

Non-GAAP gross profit	$44,109	$48,976	$85,182	$100,040

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017

Operating income	$8,451	$1,010	$14,662	$7,008
Plus:
Share-based compensation	3,979	6,242	7,352	11,441
Amortization of intangible assets - Cost of revenues	355	992	710	1,835
Amortization of intangible assets - Research and development	478	-	956	-
Amortization of intangible assets - Sales and marketing	301	289	602	535
Acquisition related expenses	-	248	-	686

Non-GAAP operating income	$13,564	$8,781	$24,282	$21,505

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2017	2016	2017

Net income	$6,449	$3,246	$10,773	$10,782
Plus:
Share-based compensation	3,979	6,242	7,352	11,441
Amortization of intangible assets - Cost of revenues	355	992	710	1,835
Amortization of intangible assets - Research and development	478	-	956	-
Amortization of intangible assets - Sales and marketing	301	289	602	535
Acquisition related expenses	-	248	-	686
Taxes on income related to non-GAAP adjustments	(1,066)	(3,274)	(1,579)	(7,289)

Non-GAAP net income	$10,496	$7,743	$18,814	$17,990

Non-GAAP net income per share
Basic	$0.31	$0.22	$0.56	$0.52
Diluted	$0.29	$0.21	$0.53	$0.50

Weighted average number of shares
Basic	33,547,975	34,729,119	33,457,149	34,563,040
Diluted	35,787,574	36,194,471	35,740,107	36,147,712